CHINA GENGSHENG MINERALS, INC.

No. 88 Gengsheng Road,
Dayugou Town, Gongyi, Henan,
People’s Republic of China  451271

September 28, 2007

By EDGAR Transmission and by Hand Delivery

Jennifer Hardy

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

RE:

China Gengsheng Minerals, Inc.
Registration Statement on Form S-1
File No. 333-134053
Amended August 24, 2007

Dear Ms. Hardy:

On behalf of China GengSheng Minerals, Inc. (“CGM” or the “Company”), we hereby submit this Amendment No. 2 (the “Amendment”) to our Registration Statement on Form S-1 (the “Registration Statement”) in response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 19, 2007, with respect to the Registration Statement.

We understand and agree that:

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CGM is responsible for the adequacy and accuracy of the disclosures in the filings.

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CGM’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action on the filings.

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CGM may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Jennifer Hardy

September 28, 2007

General

1.

Please file the loan agreements entered into on December 30, 2006, January 12, 2007 and March 13, 2007 as exhibits.

Response:

The Loan Agreement, dated December 30, 2006, by and between Henan Gengsheng Refractories Co., Ltd. and Gongyi Sub-branch of China Agricultural Bank is incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on April 27, 2007. The Loan Agreement, dated January 12, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and the Zhengzhou Subbranch of China Citic Bank, and the Loan Agreement, dated March 13, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and the Agricultural Bank of China, have been filed as Exhibits 10.20 and 10.21, respectively, to the Amendment.

Prospectus Summary

2.

We note your revised disclosure in the Business section in response to comment 2 of our June 11, 2007 letter.  Please disclose this information in the summary section.

Response:

The revised summary section now states that prior to our reverse acquisition by Gengsheng International Corporation, we did not have any operations or accounts receivable, cash or revenues from operations. Rather, we were a blank check company and our Management was searching for and evaluating potential business opportunities for our acquisition or participation.

3.

The information regarding your April 25, 2007 private placement and escrow agreements that you deleted appears to be material.  Please revise to include this information.

Response:

We revised our disclosure in the summary to include the following summary disclosure which is provided in a more comprehensive format in the section titled "Corporate History and Structure:"

Reverse Acquisition

On April 25, 2007, we completed a reverse acquisition transaction through a share exchange with Gengsheng International, whereby we issued to Shunqing Zhang, the sole shareholder of Gengsheng International, 16,887,815 shares of our common stock, in exchange for all of the issued and outstanding capital stock of Gengsheng International. Gengsheng International thereby became our wholly owned subsidiary and Mr. Zhang became our controlling stockholder. In addition, Mr. Zhang was appointed as our director, and our executive officers were replaced by the executive officers of Gensheng International. Gengsheng International was incorporated in the BVI in November 2004 and has two direct wholly-owned subsidiaries Gengsheng International and Smarthigh. Gengsheng International was incorporated in China in December 1992, and Smarthigh was incorporated in the BVI in November 2004. Gengsheng International owns 89.33% of its Chinese operating subsidiary, High-Temperature, which was incorporated in September 2002. Smarthigh owns 100% of our other indirect subsidiary, Duesail, which was incorporated in August 2006. On July 26, 2007, we amended our articles of incorporation to change our name from Point Acquisition Corporation to "China GengSheng Minerals, Inc."

Jennifer Hardy

September 28, 2007

Private Placement

On April 25, 2007, we also completed a private placement transaction, pursuant to which we issued and sold 5,374,594 shares of our common stock to certain accredited investors for approximately $10 million in gross proceeds or approximately $8.5 million in net proceeds. In connection with this private placement, we paid a fee of $683,618 to Brean Murray and its potential designee(s), for services as placement agent for the private placement. We also agreed to issue Brean Murray and its potential designee(s) a three-year warrant for the purchase of 374,331 shares of our common stock in the aggregate, at an exercise price of $2.06 per share. We are under the contractual obligation to register shares of our common stock as well as shares of common stock issuable upon exercise of the warrants issued to the placement agent and its designee in connection with this private placement within a pre-defined period. The shares being registered under this registration statement are the shares of our common stock issued and the shares of common stock underlying warrants issued in connection with the private placement.

As a condition to the private placement, on April 25, 2007, Mr. Zhang, entered into an escrow agreement with the private placement investors, pursuant to which he agreed to deposit in an escrow account a total of 2,673,796 shares of the Company’s common stock owned by him, to be held for the benefit of the investors.  Mr. Zhang agreed that if the Company does not attain a minimum after tax net income threshold of $8,200,000 for the fiscal year ending December 31, 2007, and $13,500,000 for the fiscal year ending December 31, 2008, the escrow agent may deliver his escrowed shares to the investors, based upon a pre-defined formula agreed to between the investors and Mr. Zhang.  However, if the after tax net income threshold is met, the shares in escrow will be returned to Mr. Zhang.  For purposes of determining whether or not the after tax net income threshold has been met, the return of any shares to Mr. Zhang will not be deemed an expense to the Company, even if such treatment is required by GAAP.  On April 25, 2007 Mr. Zhang also entered into a similar escrow agreement with HFG International, Limited, the Company’s financial advisor in connection with the private placement.  Under such agreement, Mr. Zhang placed into escrow a total of 638,338 shares of Point Acquisition Corporation’s common stock to cover the same minimum net income thresholds as described above with respect to the investor make-good.  Similarly, if the thresholds are not achieved in either year, as described above the escrow agent must release certain amount of the make-good shares that were put into escrow.

4.

Please delete the statement that you cannot guarantee nor independently verify information from the third parties since you are responsible for all statements in the prospectus.

Response:

We have deleted this statement from the prospectus.

Jennifer Hardy

September 28, 2007

5.

It is inappropriate to direct investors to a third party website for information.  Please delete the references to the Almatis, NHCL and ZGNX websites here and elsewhere in the prospectus and instead summarize the information wish to relay to investors and state that it is based upon information from these sources.

Response:

We have deleted all references to websites in the prospectus, except for references to the Company’s website, to Quotemedia.com, and to the SEC’s website, and we have stated that information in the prospectus has been derived from the above referenced sources.

6.

Please provide us supplementally with the chart depicting your organizational structure since it is not available via EDGAR.

Response:

Attachment A to this letter is a chart depicting our organizational structure. We note that we were also able to view the chart via Edgar using the link below:

http://sec.gov/cgi-bin/browse-edgar?company=china+minerals&CIK=&filenum=&State=&SIC=&owner=include&action=getcompany

Use of Proceeds

7.

Please disclose the intended use of proceeds that you will receive upon exercise of the warrants.

Response:

We have updated our disclosure under the section headed “Use of Proceeds” to reflect that we will not receive any proceeds from the sale of common stock covered by this prospectus.  To the extent that the selling stockholders exercise, for cash, all of the warrants covering the 374,331 shares of common stock registered for resale under this prospectus, we would receive approximately $771,122 in the aggregate from such exercises.  We intend to use such proceeds for general corporate and working capital purposes, such as for the purchase of raw materials.

Our Competition and Our Market Position
Fracture Proppants

8.

We reference the last two sentences of this section.  Please note that it is inappropriate to provide financial statement guidance in a registration statement unless you provide detailed support for the basis for this future performance and provide risk factor disclosure about your ability to meet the guidance.  Please either revise your disclosure to provide a detailed basis for the statements and risk factor disclosure or otherwise delete the statements.

Jennifer Hardy

September 28, 2007

Response:

We have deleted the last two sentences in the fracture proppant section and have revised our disclosure to state that the fracture proppant product segment contributed approximately $100,000 in sales revenue during the first six months of 2007.

Executive Compensation

9.

Your disclosure suggests that performance targets used to determine bonus compensation for 2007 has been determined.  Provide a quantitative disclosure of these targets or provide a supplemental analysis as to why these targets may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  We remind you that the Compensation Discussion and Analysis should address these specific actions regarding executive compensation that were taken after the end of your last fiscal year in greater detail.  Please give adequate consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement.  See Section II.B.1 of Commission Release 33-8732A.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:

We have revised our disclosure under the heading “Compensation Discussion and Analysis—Discretionary Bonus” as follows, to reflect that our Board of Directors has not yet determined what performance targets will be used to determine our discretionary bonus compensation.   Rather, if our board of directors determines to provide such discretionary bonuses, they may be paid on an ad hoc basis to recognize superior performance.

Discretionary Bonus.  In fiscal year 2006, we did not provide bonus compensation to our executive officers. However, as of fiscal year 2007, our named executive officers are eligible to receive a discretionary annual bonus, pursuant to the terms of their respective employment agreements.  Our board of directors has not yet granted or considered granting any discretionary bonuses for 2007 and we have not adopted any formal guidelines for determining whether to grant such compensation.  However, it is likely that any consideration to grant discretionary bonuses to our executives will be based on their achievement of personal annual performance objectives, as well as their achievement of corporate goals and value-creating milestones such as the development of our products, the establishment and maintenance of key strategic relationships, reaching sales and marketing targets and the growth of our customer base as well as our financial and operational performance, as measured by metrics such as revenues and profitability.  If the board of directors determines to provide bonus compensation as a regular part of our executive compensation package, our board of directors or its compensation committee, if established, will establish performance goals for each of the executive officers and maximum bonuses that may be earned upon attainment of such performance goals.

Jennifer Hardy

September 28, 2007

China GengSheng Minerals, Inc. Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets, page Q-2

10.

Please revise to explain the nature of the line item title “bills payable” and any significant transactions that occurred during the six month period ended June 30, 2007, resulting in the balance of approximately $5.2 million

Response:

Please refer to the added footnote 17 to the revised Condensed Consolidated Financial Statements for the nature of the line item titled “bills payable.”

The Company had increased purchases during the six-month period ended June 30, 2007 and have settled these payments by the issuance of bills, resulting in the approximately $5.2 million balance.

Condensed Consolidated Statements of Cash Flows, page Q-5

11.

Please revise your filing to reconcile your net income to net cash flows from operating activities for all periods presented.  Refer to paragraph 28 of SFAS 95.  In addition, the change in bank loans and non-interest-bearing loans does not appear to reconcile to the change in these accounts according to your balance sheet.  Please revise as necessary or tell us the reason for the differences.

Response:

We have revised our Condensed Consolidated Statements of Cash Flows to reconcile the net income to net cash flows from operating activities.

Regarding the change in bank loans and non-interest-bearing loans, we calculate the changes between  the previous year and the current year in local currency and translate these changes at the average exchange rate, however, the accounts shown in the balance sheet were translated at the closing rate.  The difference represents the exchange difference.

12.

You disclosed in the financing section of your statement of cash flows that you received cash proceeds from the issuance of shares of $8,495,690.  However, the related cash proceeds disclosures on pages 6 and 13 do not reconcile with the proceeds received amount in your statements of cash flows.  Please revise as necessary or reconcile for use the cash proceeds disclosures in the footnotes to the financial statements.

Response:

Our issuance of 5,374,594 shares of our common stock to certain accredited investors on April 25, 2007, was for approximately $10 million in gross proceeds.  These gross proceeds were netted off with certain offering costs totaling approximately $1.5 million, resulting in approximately $8.5 million in net proceeds which was deposited into our bank accounts.

We have revised our Condensed Consolidated Statements of Cash Flows to disclose $8,495,690 in net proceeds from the issuance of shares and we have revised our disclosures in the Amendment to reflect that on April 25, 2007, we completed a private placement transaction, pursuant to which we issued and sold 5,374,594 shares of our common stock to certain accredited investors for approximately $10 million in gross proceeds or approximately $8.5 million in net proceeds.

Jennifer Hardy

September 28, 2007

Powersmart Holdings Limited Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-7

13.

We have reviewed your response to prior comment 31.  The net cash flows provided by operating activities in 2006 does not reconcile with the sum of cash flows from operations line items.  In addition, the change in trade payables does not reconcile to the change in trade payable balance sheet amounts after factoring in the accounts payable that are non-cash investing activities.  Please revise as necessary.

Response:

We have revised the Powersmart Holdings Limited Consolidated Statement of Cash Flows to reconcile these items.

Jennifer Hardy

September 28, 2007

If you would like to discuss Registration Statement or if you would like to discuss any other matters, please contact Joseph Tiano, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4306.

Sincerely, CHINA GENGSHENG MINERALS, INC. By: ----------------------------------------- Shunqing Zhang President and Chief Executive Officer

CC:

Joseph Tiano, Esq.

(202) 508-4306

ATTACHMENT A

The following chart reflects our organizational structure as of the date of the Amendment:

Attachment A